Exhibit 2.1

AMENDMENT NO. 1

TO ASSET PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (the “Amendment”) is made and effective as of August 28, 2009, by and among Basin Water, Inc., a Delaware corporation (“Basin Water”), Basin Water-MPT, Inc., a Delaware corporation and a direct wholly owned subsidiary of Basin Water (together with Basin Water, collectively “Sellers”), Amplio Filtration Holdings, Inc., a Delaware corporation (“Buyer”), and Envirogen Technologies, Inc., a Delaware corporation.

RECITALS

A. Sellers and Buyer are parties to that certain Asset Purchase Agreement, dated July 15, 2009 (the “Purchase Agreement”).

B. On August 21, 2009, a competing bid was received from National Water Purification, LLC (“NWP”) and was thereafter determined to be a “Qualified Bid” pursuant to applicable bid procedures. No other bids were received.

C. On August 25, 2009, the Sellers conducted an auction (the “Auction”) at which both Buyer and NWP submitted further bids.

D. At the conclusion of the Auction, the Sellers determined that the modified bid by Buyer was the highest and best bid (the “Successful Bid”).

E. Sellers and Buyer desire to amend the Purchase Agreement in order to conform the Purchase Agreement to the Successful Bid as more particularly set forth below and to incorporate previously agreed upon changes.

AGREEMENT

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

1.	Defined Terms. Except as otherwise specifically provided herein and as the context otherwise requires, all defined terms set forth in this Amendment shall have the meanings that are set forth in the Purchase Agreement.

2.	Effective Date of Amendment. Sellers and Buyer agree that this Amendment is effective as of August 28, 2009.

3.	Amendments to Purchase Agreement

(a)	Section 2.01(b) Acquired Assets. Section 2.01(b) of the Purchase Agreement is hereby amended to add a new subsection (z) which shall read as follows:

“or (z) the Buyer and Sellers mutually agree to the removal of such Contract.”

(b)	Section 2.06(a) Purchase Price. Section 2.06(a) of the Purchase Agreement is hereby restated in its entirety as follows:

“(a) cash in an amount equal to the following (the “Cash Purchase Price”): Two Million Dollars ($2,000,000) minus an amount equal to the Final Cure Costs; provided, that, (i) One Hundred Seventy-Five Thousand Dollars ($175,000) of the Cash Purchase Price (the “Escrowed Funds”) shall be deposited with Wilmington Trust Company or such other bank or trust mutually acceptable to Buyer and Sellers who shall act as escrow agent (the “Escrow Agent”), which Escrowed Funds shall be held in an account (the “Escrow Account”) and be released along with any other property in the Escrow Account in accordance with the terms of an escrow agreement mutually acceptable to Buyer and Sellers (the “Escrow Agreement”) and Section 9.10 hereof.”

(c)	Section 2.07 Closing. Section 2.07 of the Purchase Agreement is hereby restated in its entirety as follows:

“Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur at the offices of Morrison & Foerster LLP, 12531 High Bluff Drive, Suite 100, San Diego, California 92130, or such other place as Buyer and Sellers may mutually agree, as soon as practicable but in no event later than the third (3rd) Business Day following the date upon which all of the conditions set forth in ARTICLE 7 have been satisfied or waived in accordance with this Agreement, which is expected to be on or about September 17, 2009, or upon such other date as Buyer and Sellers may mutually agree; provided, however, that, absent an order from the Bankruptcy Court that rescinds the automatic ten (10) day stay following the entry of the Sale Order, Buyer may elect, in its sole discretion, to delay the Closing until the eleventh (11th) calendar day following the date upon which all of the conditions set forth in ARTICLE 7 have been satisfied or waived in accordance with this Agreement (the “Closing Date”).”

(d)	Section 2.08(j) Evidence of Consents to Assignment. Section 2.08(j) is hereby deleted in its entirety and reserved.

(e)	Deletion of Breakup Fee. Any and all references to the Buyer’s entitlement to a Breakup Fee in the Purchase Agreement shall be eliminated, including, without limitation, the following revisions:

(i)	Section 5.04 Bankruptcy Actions. Section 5.04(b) of the Purchase Agreement is hereby restated in its entirety as follows:

“(b) Within one (1) Business Day after the commencement of the Bankruptcy Case, Sellers shall file and serve a motion (together with supporting papers and with proper notice thereof on interested parties as required by the Bankruptcy Code and the Rules) seeking entry of the bidding procedures order of the Bankruptcy Court, substantially in the form set forth on Exhibit M (the “Bidding Procedures Order”) or otherwise in form and substance reasonably satisfactory to Buyer and Sellers, on the Bankruptcy Court’s docket, which order will set a date for the Auction on such notice so as to allow

Third Parties a meaningful opportunity to present an overbid. Sellers shall use commercially reasonable efforts to obtain, through the entry of the Bidding Procedures Order, prompt Bankruptcy Court approval of a reimbursement of Buyer in cash in an amount equal to all reasonable and actual out-of-pocket and third-party costs and expenses (including expenses of counsel and other outside consultants) incurred and documented by Buyer (or its designated Affiliate(s)) in connection with Buyer’s due diligence investigation of Sellers and the Business and the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the transactions contemplated by this Agreement, not to exceed Three Hundred Fifty Thousand Dollars ($350,000) (the “Expense Reimbursement”), upon the first to occur of any of the events set forth in Section 8.02(a)(i) or Section 8.02(a)(ii). The Expense Reimbursement is an integral part of the transactions contemplated by this Agreement and is not a penalty but rather is a reasonable amount that will compensate the Buyer for the efforts and resources expended and opportunities foregone while negotiating this Agreement. For purposes of this Section 5.04(b), “reasonable” costs and expenses are expected to be commensurate with the size and complexity of the transaction contemplated by this Agreement. Sellers shall request the Bankruptcy Court to hold, within nine (9) Business Days after the date of commencement of the Bankruptcy Case, a hearing on shortened notice to approve entry of the Bidding Procedures Order.”

(ii)	Section 8.02 Breakup Fee and Expense Reimbursement. Section 8.02 is hereby amended by deleting all references to the Breakup Fee and, in each of the events set forth in Section 8.02(a)(i) and (ii), Buyer shall be entitled solely to the Expense Reimbursement.

(f)	Section 7.01(g) Assignment Consents. Section 7.01(g) is hereby deleted in its entirety and reserved.

(g)	Section 7.01(i) Acceptance of Offers of Employment. Section 7.01(i) is hereby restated in its entirety as follows:

“At least eighty percent (80%) of the employees of Seller listed on Exhibit N-1, to whom Buyer (directly or through its designated Affiliate(s)) has extended offers of employment, and 5 of the 9 persons named on Exhibit N-2 shall have accepted offers of employment from Buyer (directly or through its designated Affiliate(s)) and shall have, in the case of each such employee, indicated acceptance of such offer by countersigning the offer letter from Buyer (or its designated Affiliate(s)) and returning a countersigned copy to Buyer; provided, however, that an employee will not be considered to have rejected any such offer for purposes of this Section 7.01(i) if (i) the terms of such offer violate the requirements of ARTICLE 6 with respect to such offers, (ii) Buyer subsequently rescinds its offer of employment to such employee or (iii) such employee dies or becomes permanently physically or mentally disabled.”

(h)	Section 7.01(j) Unwinding of Certain Transactions. Section 7.01(j) is hereby restated in its entirety as follows: “Sellers shall have fully reversed and unwound the sale and lease-back transactions with respect to all assets (including water filtration and/or treatment units) purchased by Basin Finance, LLC on or about September 29, 2005, and such assets shall comprise Acquired Assets.”

(i)	Section 8.01 Termination. The reference in Section 8.01(g) of the Purchase Agreement to “sixty-five (65) calendar days” is hereby changed to “seventy (70) calendar days.”

(j)	New Section 9.10. Article 9 of the Purchase Agreement is hereby amended by inserting the following new Section 9.10:

“9.10 Unwinding of VL Capital, LLC Transaction. Sellers covenant and agree to use best efforts to reverse and unwind the sale and lease-back transaction with respect to the ten (10) water filtration and/or treatment units purchased by VL Capital, LLC on or about September 14, 2007 (the “VLC Assets”) or to otherwise take foreclosure or other actions with respect to such VLC Assets so as to transfer and assign all right, title and interest to such VLC Assets to Buyer free and clear of all Liens and Claims to the fullest extent permitted by Sections 363 and 365 of the Bankruptcy Code within ninety (90) days following the Closing Date. To the extent the right, title and interest to such VLC Assets are not transferred to Buyer within ninety (90) days following the Closing Date, the Escrowed Funds shall be released to Buyer at the written direction of the Buyer in accordance with the Escrow Agreement within two (2) business days of the expiration of such ninety day period. Buyers agree that payment of the Escrowed Funds to Buyer shall be Buyer’s sole remedy with respect to any breach by Sellers of this Section 9.10 or the failure of Sellers to transfer the right, title and interest to the VLC assets to Buyer within ninety (90) days after the Closing Date or to use best efforts to do the same. To the extent the right, title and interest to such VLC Assets are transferred to Buyer within ninety (90) days following the Closing Date, the Escrowed Funds shall be released to Sellers in accordance with the Escrow Agreement within two (2) business days after the transfer of such right, title and interest to such VLC Assets. Sellers and Buyer agree that as a condition to either payment to Buyer of the Escrowed Funds or transfer to Buyer of all right, title and interest in the VLC Assets, Buyer shall waive and release any and all claims that Buyer may have against Sellers with respect to the VLC Assets or the transactions relating thereto.”

(k)	New Section 10.17. Article 10 of the Purchase Agreement is hereby amended by inserting the following new Section 10.17:

“10.17. Buyer Designee and Assignee. Buyer hereby designates its Affiliate, Envirogen Technologies, Inc., a Delaware corporation, as its designee for purposes of acquiring and purchasing the Acquired Assets pursuant to the terms and conditions of this Agreement and operating the Business as of the Effective Time, and hereby assigns its rights and delegates its obligations under this Agreement to Envirogen Technologies, Inc., and Sellers hereby acknowledge such designation and agree and consent to such assignment. The Parties agree that Envirogen Technologies, Inc. shall retain all rights and perform all obligations of the Buyer pursuant to the terms and conditions of this Agreement.”

(l)	Amendments to Definitions. The following amendments are hereby made to the definitions set forth in Appendix A to the Purchase Agreement:

(i)	The following new definitions will be added to Appendix A:

“Escrow Account” has the meaning set forth in Section 2.06.

“Escrow Agent” has the meaning set forth in Section 2.06.

“Escrow Agreement” has the meaning set forth in Section 2.06.

“Escrowed Funds” has the meaning set forth in Section 2.06.

“VLC Assets” has the meaning set forth in Section 9.10.

(ii)	The reference in the definition of “Minimum Receivables Amount” to “$2,500,000” is hereby changed to “$1,700,000”.

(m)	Amendments to Exhibits.

(i)	Exhibit L to the Agreement is hereby deleted in its entirety and reserved.

(ii)	The following contracts are hereby deleted from Exhibit B(1) to the Agreement and added to Exhibit C(1) to the Agreement: Modesto #100 (BW#78), Modesto Grayson #274 (BW#77) and CWS 20-01 (BW#103).

(iii)	Exhibit B(8) to the Agreement shall be amended to delete the reference to the Alliance Agreement, dated as of November 14, 2007, by and between Basin Water, Inc. and Rohm and Haas Chemicals LLC.

4.	Effect of Amendment. Except as amended hereby, the Purchase Agreement is in full force and effect. If any provisions of this Amendment contradicts or is inconsistent with any provision of the Purchase Agreement, then the provisions of this Amendment shall prevail.

5.	Counterparts; Facsimile Signatures; Governing Law. This Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Each party shall become bound by this Amendment immediately upon affixing its signature hereto. Facsimile signatures may be used in place of original signatures on this Amendment, and Sellers and Buyer intend to be bound by the signatures on the facsimile document. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware (without reference to the choice of law provisions of Delaware law).

[THE NEXT PAGE IS THE SIGNATURE PAGE]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

BUYER:
AMPLIO FILTRATION HOLDINGS, INC.

BY:	/s/ Andrea Davi
NAME:	Andrea Davi
TITLE:	President and CEO

BUYER DESIGNEE AND ASSIGNEE:
ENVIROGEN TECHNOLOGIES, INC.

BY:	/s/ Andrea Davi
NAME:	Andrea Davi
TITLE:	President and CEO

SELLERS:
BASIN WATER, INC.

BY:	/s/ Scott A. Katzmann
NAME:	Scott A. Katzmann
TITLE:	Chairman of the Board

BASIN WATER-MPT, INC.

BY:	/s/ Michael M. Stark
NAME:	Michael M. Stark
TITLE:	President

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT]